INDIGO INTERNATIONAL, CORP.

68A NOWE TLOKI STREET, WOLSZTYN, POLAND 64200

TEL: 48.717.106630

FAX: 48.717.243634

E-MAIL: INDIGOINTERNATIONALCORP@GMAIL.COM

January 26, 2011

United States

Securities and Exchange Commission

100 F Street, North East

Washington, DC 20549

To the Attention of:  Mr. Brian McAllister, Mr. David Walz, Ms. Janice McGuirk and Ms. Pamela Howell

Re: Indigo International, Corp.

Registration Statement on Form S-1,

Filed on December 27, 2010

Filing No. 333-171423

Dear Mr. Brian McAllister, Mr. David Walz, Ms. Janice McGuirk and Ms. Pamela Howell:

Further to your letter dated January 20, 2011, concerning the deficiencies in Form S-1 filed on December 27, 2010, we provide the following responses:

General

1.SEC Comment: We note that you are a development stage company and have not received any revenues to date. Please provide clear, consistent disclosure throughout the prospectus. For instance you state that you “operate a consulting business” when you have had no operations to date. Please revise the disclosure throughout the prospectus to make it clear what business activities have occurred to date and which business activities are proposed for the future.

Response:  In response to this comment we revised our disclosure throughout the prospectus to make it clear what business activities have occurred to date and which business activities are proposed for the future. Please refer to pages 4 and 17  of the document:

“Indigo International, Corp., was founded in the State of Nevada on June 2, 2010.  We are a Poland based corporation and plan to operate a consulting business in commercial cultivation of white mushrooms (agaricus bisporus), including but  not limited to consulting in process engineering, improvement of production methods, fruiting techniques, spore measurements, mushroom quality, packaging, changes in growing on different strains or developing more adequate harvesting methods, quality of raw materials, recipe, homogeneity, logistics, the process of composting and hygiene and instructing and training of staff in Poland.”

“We plan to operate a consulting business in commercial cultivation of white mushrooms (agaricus bisporus), including but  not limited to consulting in process engineering, improvement of production methods, fruiting techniques, spore measurements, mushroom quality, packaging, changes in growing on different strains or developing more adequate harvesting methods, quality of raw materials, recipe, homogeneity, logistics, the process of composting and hygiene and instructing and training of staff in Poland.”

Summary, page 5

2.SEC Comment:  Please reconcile the number of shares outstanding prior to the offering, as disclosed on page 5, with the disclosure on page 17.

Response:  The number of shares outstanding prior to the offering, as disclosed on page 6, was reconciled with the disclosure on page 17:

Securities Being Offered	The selling shareholders are hereby offering up to 1,510,000 shares of common stock.
Offering Price

The selling shareholders will sell our shares at a fixed price of $0.05 per share until our shares are quoted on the OTC Bulletin Board, if our shares of common stock are ever quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices.  We determined this offering price arbitrarily by adding a $0.03 premium to the last sale price of our common stock to investors.  This offering is priced at the time of the commencement of the offering and must remain offered at such price during the entire duration of the offering until and unless the security is subsequently listed on an exchange or is listed by a market maker on the OTC Bulletin Board.

Terms of the Offering	The selling shareholders will determine when and how they will sell the common stock offered in this prospectus.
Termination of the Offering

The offering will conclude when all of the 1,510,000 shares of common stock have been sold, the shares no longer need to be registered to be sold due to the operation of Rule 144 or we decide at any time to terminate the registration of the shares at our sole discretion.  In any event, the offering shall be terminated no later than two years from the effective date of this registration statement.

Securities Issued and to be Issued

1,510,000 shares of our common stock to be sold in this prospectus are issued and outstanding as of the date of this prospectus.  All of the common stock to be sold under this prospectus will be sold by existing shareholders.

Use of Proceeds	We will not receive any proceeds from the sale of the common stock by the selling shareholders.
Market for the common stock

There is no market for our shares of common stock.  Our common stock is not traded on any exchange or on the Over-the-Counter market.  After the effective date of the registration statement relating to this prospectus, we hope to have a market maker file an application with FINRA for our common stock to become eligible for trading on the Over-the-Counter Bulletin Board.  We do not yet have a market maker who has agreed to file such application.  There is no assurance that a trading market will develop or, if developed, that it will be sustained.  Consequently, a purchaser of our common stock may find it difficult to resell the securities offered herein should the purchaser desire to do so.

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Description of Business

Overview, page 18

3.SEC Comment: We note the service agreement. Please clarify whether there is any relationship between the company and your officer, director or affiliates. Provide clear disclosure as to whether you have provided any consulting services to date pursuant to this agreement.

Response: We clarified that there is no any relationship between the company “Ogrodnictwo Piotr Walkowiak” we signed the service agreement with and our officer, director or affiliates. We also provided a clear disclosure throughout the prospectus as to whether we have provided any consulting services to date pursuant to the signed agreement. Please refer to pages 4, 5 and 18 of the prospectus:

“To date, our business operations have been limited to primarily, the development of a business plan and the signing of the consulting agreement with “Ogrodnictwo Piotr Walkowiak” a private Polish company, specializing in commercial white mushroom cultivation. As of January 26, 2011, we have not provided any consulting services pursuant to the signed agreement.”

“On September 27, 2010 a consulting agreement was signed with “Ogrodnictwo Piotr Walkowiak” a Poland based company, specializing in commercial white mushroom cultivation.  As of January 26, 2011 “Ogrodnictwo Piotr Walkowiak” is the only Polish company we have signed consulting agreement with. As of January 26, 2011, we have not provided any consulting services pursuant to the signed agreement.”

“We were incorporated in the State of Nevada on June 2, 2010.  To date, our business operations have been limited to primarily, the development of a business plan and the signing of the service agreement with “Ogrodnictwo Piotr Walkowiak”, a private Polish company, specializing in white mushroom growing. There is no any relationship between the company “Ogrodnictwo Piotr Walkowiak” we signed the service agreement with and our officer, director or affiliates. As of January 26, 2011, we have not provided any consulting services pursuant to the agreement.”

4.SEC Comment: Please clarify whether the company intends to limit its consulting to Poland or expand its services to include other geographic areas in Europe. We note that the company intends to extend its services to the North American market in the future but references to consulting services in Poland and Europe are notes on page 24 under “Revenues”. Please revise as appropriate. In addition, please provide clear disclosure that there is no guarantee that you will be able to expand your business, given the lack of revenues and operations to date.

Response: In response to this comment we revised our prospectus to clarify that our company intends to  expand its services to include other geographic areas in Europe. We also provided a clear disclosure that there is no guarantee that we will be able to expand our business, given the lack of revenues and operations to date. Please refer to pages 4, 17 and 19 of the prospectus:

“We plan to expand our services to European and North American market in the future if we have the available resources and growth to warrant it.  We are a development stage company and there is no guarantee that we will be able to expand our business, given the lack of revenues and operations to date. We have minimal assets and have incurred losses since inception.  To date, our business operations have been limited to primarily, the development of a business plan and the signing of the consulting agreement with “Ogrodnictwo Piotr Walkowiak” a private Polish company, specializing in commercial white mushroom cultivation.”

“We plan to expand our services to European and North American market in the future if we have the available resources and growth to warrant it.  We are a development stage company and there is no guarantee that we will be able to expand our business, given the lack of revenues and operations to date. We have minimal assets and have incurred losses since inception. Our plan of operation is forward-looking.  It is likely that we will not be able to achieve profitability and might need to cease operations due to the lack of funding.”

“We expect that our potential clients will consist of the following:

1. Small and medium size commercial mushroom growers in Poland;

2. Small and mid-sized mushroom growers in Europe, including but not limited to the Netherlands, Belgium, Germany and France. This option would be available to us only in the future, assuming available resources and growth to warrant it; and

3. Small and mid-sized mushroom growers in the North America.  This option would be available to us only in the future, assuming available resources and growth to warrant it.  Currently this option is questionable, given the lack of revenues and operations to date.”

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5.SEC Comment: Please explain how you are able to “provide full range of consulting services for commercial mushroom growers in Poland” given that you are a development stage company that has had no operations to date and your only employee is your sole officer and director, who only devotes 30% of his time to your business.”

Response: We removed the disclosure on page 18 of the prospectus that we plan to “provide full range of consulting services for commercial mushroom growers in Poland”.

Clients, page 19

6.SEC Comment:  Please revise to make clear that the company’s website has not been developed at this time. We note on page 28 that the company plans to begin developing the website by August 2011.

Response: In response to the comment, we revised our disclosure on page 19 of the prospectus to make clear that the company’s website has not been developed at this time:

“We will market and advertise our service on our web site by showing its advantages over similar services offered by other companies.  We intend to attract traffic to our website by a variety of online marketing tactics such as registering with top search engines using selected key words (meta tags) and utilizing link and banner exchange options.  We intend to promote our website by displaying it on our promotion materials. The company’s website has not been developed at this time. We intend to begin developing our website by August of 2011, assuming available resources and company’s growth as planned.”

History of White Mushrooms…, page 20

7.SEC Comment: Please disclose the source(s) for the information provided here in this section.

Response: We revised our statement to disclose the source(s) for the information:

“The current variety of white mushrooms, commonly found in supermarket shelves world-wide, comes from a single cluster of white mushrooms that an American grower named Downing, from Pennsylvania, found in a bed of brown mushrooms in his farm in 1926.  Until then all mushrooms had been brown. (1)

(1) http://www.themushroompeople.com/showArticle.asp?id=1770

Today white mushroom (agaricus bisporus) is cultivated in at least 70 countries around the world.  Global production in the early 1990s was reported to be more than 1.5 billion kg, worth more than US$ 2 billion. (2)

(2) http://en.wikipedia.org/wiki/Agaricus_bisporus”

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8.SEC Comment: While you have provided detailed history of white mushrooms and the growing process, you have provided very limited discussion of your proposed business of consulting. Please provide a more detailed discussion of your proposed business, as required by Item 101(h)(4)(i) of Regulation S-K.

Response: We provided a more detailed discussion of our proposed business, as required by Item 101(h)(4)(i) of Regulation S-K. Please refer to page 22 of the prospectus:

“Consulting Services

Our consulting services for commercial growers of white mushrooms (agaricus bisporus) will include:

- Consulting in process engineering

- Quality control

- Optimizing compost quality

- Hygiene check

- Spore measurement

- Improvement of production methods

- Improvement of fruiting techniques

- Improvement of mushroom quality

- Instructing and training of staff

Our specific areas of services will include the following:

1. For clients’ existing cultivation facilities:

- Review of the current cultivation process used by client.

- Prepare a written recommendation for improvement of production methods that are appropriate for existing facility. Special consideration will be given to selecting fruiting techniques, spore measurements, mushroom quality, evaluating changes in growing different strains and sanitation. Upon client’s approval to provide necessarily instructing and training of staff.

- Upon revision of contracts with current raw material suppliers and compost suppliers prepare a written recommendation regarding cost effective possibilities of contracting new suppliers and specific terms and conditions that should be included in new contracts and agreements.

- Review of the harvesting method, packaging and storing of the product.

- Prepare a written recommendation for improvement of harvesting, packaging and storing of the product.

- After revising current contracts with product distributors prepare a written recommendation regarding marketing strategies, new distributor’s networks and logistic solutions.

2. For clients’ future cultivation facilities:

- Review client’s project program, plans, drawings and other materials.

- Prepare a written recommendation for a modern growing system. Special consideration will be given to possibilities of shortening production cycle, optimizing shelving systems, and humidification and temperature control systems, modern sanitation techniques.

3. On-Call service:

1. Give verbal or written recommendations or instructions via phone, mail or email regarding any client’s questions that are not mentioned above, but are related to mushroom cultivation process (as an example – instructions in case of pathogen infection or pest infestation).”

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Competition, page 23

9.SEC Comment: Please revise your discussion to provide a description of company’s competitive position in the industry. For instance, given your development stage, it appears that many of your competitors have had longer operating histories and have more financial resources. See Item 101(h)(4)(iv) of Regulation S-K in this regards.

Response: We revised our discussion to provide a description of company’s competitive position in the industry. Please refer to page 23 of the prospectus:

“Competition

Our competitors will include Polish companies providing consulting businesses in commercial cultivation of white mushrooms (agaricus bisporus) in Poland. We will not be differentiating ourselves from the foregoing, but merely competing with them. The commercial mushroom consulting industry is extremely fragmented and competitive, and may be difficult to penetrate. Our competitive position within the industry is negligible in light of the fact that we have not started our operations. Older, well-established companies, companies with substantial customer bases, longer operating histories and better financial positions currently attract customers. Since we have not started operations, we cannot compete with them on the basis of reputation. We do expect to compete with them on the basis of the quality of the consulting services that we intend to provide.   There can be no assurance that we can maintain a competitive position against current or future competitors, particularly those with greater financial, client database, marketing, service, technical and other resources.  Our failure to maintain a competitive position within the market could have a material adverse effect on our business, financial condition and results of operations. At this time, our principal method of competition will be through personal contact with potential clients.

Some of the additional competitive factors that may affect our business are as follows:

1. Number of Competitors Increase: other companies may follow our business model of offering consulting services to commercial mushroom growers in Poland and Europe, which will reduce our competitive edge;

2. Price: Our competitors may be offering similar service at a lower price forcing us to lower our prices as well and possibly offer our service at loss;”

Agreement, page 24

10.SEC Comment: Please disclose all material terms of the Service Agreement. For instance, discuss the terms of the agreement, etc.

Response: We disclosed all material terms of the Service Agreement:

“The agreement with Ogrodnictwo Piotr Walkowiak contains the following material terms:

2. Term of Agreement/Termination: The term of this Agreement shall be for 12 months beginning from the Effective Date, unless terminated earlier as provided herein. CLIENT may terminate this Agreement for any reason upon twenty (20) days advance written notice to Consultant. Consultant may terminate this Agreement in the event that CLIENT commits a breach of its material obligations hereunder, upon twenty (20) days advance written notice and where CLIENT does not cure the breach.

3. Payment: The CLIENT will pay to Indigo International, Corp. $75.00 per hour for services rendered to the CLIENT under the Agreement.  CLIENT should be invoiced for consulting fees in an amount not to exceed $2,000 per month.  Invoicing should be on a monthly basis, beginning after Indigo International, Corp. has completed his first four (4) weeks of service.  Under no circumstances shall Indigo International, Corp. perform work having a value (based on the agreed upon per hour rate) in excess of the maximum permitted fee.  Payment by CLIENT is due within thirty (30) days from receipt of an approved invoice.  The CLIENT agrees to reimburse Indigo International, Corp. for all actual reasonable and necessary expenditures, which are directly related to the consulting services.  These expenditures include, but are not limited to, expenses related to travel (i.e. airfare, hotel, temporary housing, meals, parking, mileage, etc.), telephone calls and postal expenditure.  Expenses incurred by Indigo International, Corp. will be reimbursed by the CLIENT within 15 days of our proper written request for reimbursement.

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4. Invoices/Reporting: All invoices submitted to CLIENT by Consultant for payment must include a written, task based report detailing the services actually and reasonably provided by Consultant to CLIENT along with the time spent by Consultant performing the same. Consultant shall certify in writing that each such invoice is complete and accurate. Payment is contingent on provision of such invoices. Consultant shall provide technical reports in accordance with the Scope of Work attached as Exhibit A.”

11.SEC Comment: We note the risk factor discussing the potential conflict of interest for Mr. Nawrot. Please provide a more detailed discussion of the potential conflict of interest and how conflicts will be handled.

Response: We added a paragraph to page 24 of the prospectus providing a more detailed discussion of the potential conflict of interest for Mr. Nawrot and how conflicts will be handled:

“Initially, our director Mr. Ireneusz Antoni Nawrot will work with the current consulting agreement.  In the future we also expect Mr. Nawrot to work on potential consulting agreements with other Polish/European companies. However, our sole officer and director, Mr. Ireneusz Antoni Nawrot, will only be devoting limited time to our operations.  Mr. Nawrot intends to devote approximately 30% (15 hours a week) of his business time to our affairs.  Because our sole officer and director will only be devoting limited time to our operations, our operations may be sporadic and occur at times which are convenient to him.  As a result, our operations may be periodically interrupted or suspended which could result in a lack of revenues and a possible cessation of operations.  It is possible that the demands on Mr. Nawrot from his other obligations could increase with the result that he would no longer be able to devote sufficient time to the management of our business.  In addition, Mr. Nawrot may not possess sufficient time for our business if the demands of managing our business increase substantially beyond current levels.”

We cannot guarantee that we will be able to find successful contracts with Polish companies, in which case our business may fail and we will have to cease our operations.”

Government Regulation, page 25

12.SEC Comment: We refer to the initial statement under this heading, especially the reference to regulations “…applicable to the construction and operation of any facility in any jurisdiction which we would conduct business activities”. Please explain how this would relate to the consulting business as contemplated by the company.

Response: In response to this comment we revised the initial statement as follows:

“We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the consulting services for commercial mushroom growers in any jurisdiction which we would conduct activities.  We do not believe that government regulation will have a material impact on the way we conduct our business.”

Plan of Operation, page 27

13.SEC Comment: It is noted that Mr. Nawrot has provided cash advances to the company. Please disclose the aggregated amount of funds that Mr. Nawrot has provided to date and disclose the material terms of such advances. To the extent that you have written agreements, please file as exhibits.

Response:  In response to this comment we disclosed the aggregated amount of funds that Mr. Nawrot has provided to date and disclosed the material terms of such advances:

“As of January 26, 2011 the aggregated amount of funds that Mr. Nawrot has provided to Indigo International, Corp. is $274.00. The amount is due on demand, non-interest bearing and unsecured. Mr. Nawrot has informally agreed to advance funds to allow us to pay for incorporation fees. There is no contract in place or a written agreement securing this verbal agreement.”

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14.SEC Comment: Please disclose the cash balance as of the most recent practicable date.

Response: In response to this comment we disclosed the cash balance as of the most recent practicable date. Please refer to page 29 of the prospectus:

“Results of Operations for Period Ending September 30, 2010

We did not earn any revenues from our incorporation on June 2, 2010 to November 30, 2010.  We incurred operating expenses in the amount of $620 for the period from our inception on June 2, 2010 to November 30, 2010.  These operating expenses were comprised $376 for bank charges, $60 for the telephone charges and $184 for miscellaneous fees.  As of January 26, 2011, 2011 we had cash of $15,221 in our bank accounts.  However, we anticipate that we will incur substantial losses over the next 12 months.”

May-August, 2011…page 28

15.SEC Comment: Please clarify in paragraph one how a person will be rewarded for referring new clients to the company.

Response: We clarified in paragraph one how a person will be rewarded for referring new clients to the company:

“We intend to use marketing strategies, such as web advertisements, direct mailing and phone calls to acquire potential customers.  We also  expect  to get  new  clients  from  "word  of  mouth" advertising  where our new  clients will  refer  their  colleagues to us.  We will encourage such advertising by rewarding the person who referred new clients to us. The referral will be calculated as three per cent (3%) of the net value of services sold by the Company as a direct result of a referral upon successful execution of the service agreement.”

Biographical Information, page 31

16.SEC Comment: Please expand the discussion of Mr. Nawrot’s other company to clarify, if true, that the company, Gospodarstwo Orgodniczo Pieczarskie, is involved in the commercial production of mushrooms and is also a consulting company to the mushroom industry.

Response: In response to this comment we revised the paragraph and all related statements throughout the prospectus to clarify that the company, Gospodarstwo Orgodniczo Pieczarskie, is involved in the commercial production of mushrooms only; it is not a consulting company to the mushroom industry.

“…In 1988 Mr. Nawrot opened his own agricultural company “Gospodarstwo Ogrodniczo Pieczarskie,” specializing in commercial production of white mushrooms (Agaricus bisporus). Since 1988 “Gospodarstwo Ogrodniczo Pieczarskie” is the only company Mr. Nawrot has worked for.  These experiences, qualifications and attributes have led to our conclusion that Mr. Ireneusz Antoni Nawrot should be serving as a member of our Board of Directors in light of our business and structure.  Mr. Nawrot has not been a member of the board of directors of any corporations during the last five years.  Mr. Nawrot intends to devote close to 30% (15 hours /week) of his time to planning and organizing activities of Indigo International, Corp.”

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17.SEC Comment: Here or in another appropriate section of the prospectus, please provide a brief discussion to address the reason(s) why Mr. Nawrot is establishing a company essentially similar to the one he currently runs in Poland that may compete with the original company. We note the risk factor on page 10 in this regard.

Response: In response to this comment we revised to clarify throughout the prospectus that Mr. Nawrot’s company Gospodarstwo Orgodniczo Pieczarskie is involved in the commercial production of mushrooms only; it is not a consulting company to the mushroom industry. Even though both companies operate in commercial mushroom growing industry, their business activities are not essentially similar.

We also removed the risk factor on page 10 of the prospectus.

Exhibits

Exhibit 5.1 - Opinion

18.SEC Comment: Please correct the reference in the third paragraph to 1,510,000 shares of common stock being registered in this offering.

Response: In response to this comment we corrected the reference in the third paragraph to 1,510,000 shares of common stock being registered in this offering.

Please direct any further comments or questions you may have to the company's legal counsel Mr. Faiyaz Dean at:

Dean Law Corp.

601 Union Street, Suite 4200

Seattle, Washington 98101

Tel: 206.274.4598

Fax: 206.493.2777

Thank you.

Sincerely,

/s/ Ireneusz Antoni Nawrot

Ireneusz Antoni Nawrot, President

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